EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports robust third quarter financial results
Continues to advance $37 billion secured capital program

CALGARY, Alberta – October 29, 2020 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for third quarter 2020 of $904 million or $0.96 per share compared to net income of $739 million or $0.79 per share for the same period in 2019. For the nine months ended September 30, 2020, net income attributable to common shares was $3.3 billion or $3.55 per share compared to net income of $2.9 billion or $3.09 per share for the same period in 2019. Comparable earnings for third quarter 2020 were $893 million or $0.95 per common share compared to $970 million or $1.04 per common share in 2019. For the nine months ended September 30, 2020, comparable earnings were $2.9 billion or $3.05 per common share compared to $2.9 billion or $3.11 per common share for the same period in 2019. TC Energy's Board of Directors also declared a quarterly dividend of $0.81 per common share for the quarter ending December 31, 2020, equivalent to $3.24 per common share on an annualized basis.
"During the first nine months of 2020, our diversified portfolio of essential energy infrastructure continued to perform very well,” said Russ Girling, TC Energy’s President and Chief Executive Officer. ”Results once again highlight the resiliency of our assets despite significant volatility in global energy markets. We continue to deliver the energy and advance projects vital to powering the North American economy in a safe and reliable manner, employing thousands of people and fulfilling our obligations to all stakeholders in these unprecedented times."
Despite the challenges brought about by COVID-19, TC Energy's assets have been largely unimpacted. Across our extensive North American operations, flows and utilization levels generally remain in line with historical and seasonal norms, underscoring the importance of our assets to the North American economy. Given the regulated and/or long-term contracted nature of our portfolio, we continue to be largely insulated from volatility associated with volume throughput and commodity prices. As a result, the Company's outlook for full year 2020 is essentially unchanged.
TC Energy also continues to advance its industry leading $37 billion secured capital program and placed over $3 billion of assets into service during the first nine months of 2020. Importantly, all of our capital projects are underpinned by long-term contracts highlighting the market need for this critical new infrastructure while at the same time giving us visibility to the earnings and cash flow they will generate as they enter service over the next four years. Looking beyond the current suite of projects, we are well positioned to capture future growth opportunities associated with our extensive asset footprint and deep organizational capabilities as well as others that may arise as the world both consumes more energy and transitions to a cleaner energy future.
“Our significant internally generated cash flow, strong financial position and continued access to capital markets will enable us to prudently fund our secured capital program in a manner that is consistent with maintaining our strong credit profile and targeted metrics," added Girling. "Once completed, approximately 98 per cent of the Company’s EBITDA is expected to come from regulated and/or long-term contracted assets. Success in advancing these and other organic growth opportunities emanating from our five operating businesses across North America is expected to support annual dividend growth of eight to 10 per cent in 2021 and five to seven per cent thereafter in this historically low-interest rate environment."

Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)

•	Third quarter 2020 financial results
◦Net income attributable to common shares of $904 million or $0.96 per common share
◦Comparable earnings of $893 million or $0.95 per common share
◦Comparable EBITDA of $2.3 billion
◦Net cash provided by operations of $1.8 billion
◦Comparable funds generated from operations of $1.7 billion

•	Declared a quarterly dividend of $0.81 per common share for the quarter ending December 31, 2020

•	Announced the retirement of our President and CEO, Russ Girling, effective December 31, 2020 and named his successor, François Poirier, currently Chief Operating Officer and President, Power & Storage

•	Placed approximately $3.0 billion of NGTL System and $0.1 billion of Canadian Mainline capacity projects in service in the first nine months of 2020

•	Continued to advance $37 billion secured capital program by investing $2.3 billion in various projects during the third quarter

•	Received approval for the NGTL System 2021 Expansion Program which will add incremental capacity of 1.45 Bcf/d

•	Approved the US$0.2 billion Wisconsin Access project on October 28 to replace, upgrade and modernize certain ANR facilities

•	Received approval from the Canada Energy Regulator (CER) in August for the NGTL System's 2020-2024 Revenue Requirement Settlement Application as filed

•	Announced a non-binding offer to acquire all of the publicly-held outstanding common units of TC PipeLines, LP in exchange for TC Energy common shares.
Net income attributable to common shares increased by $165 million or $0.17 per common share to $904 million or $0.96 per share for the three months ended September 30, 2020 compared to the same period last year. Per share results reflect the dilutive impact of common shares issued under our Dividend Reinvestment and Share Purchase Plan (DRP) in 2019. Third quarter 2020 results included an incremental after-tax loss of $45 million related to the sale of the Ontario natural gas-fired power plants on April 29, 2020 and a $6 million reduction to the after-tax gain related to the sale of a 65 per cent equity interest in Coastal GasLink. Third quarter 2019 included an after-tax loss of $133 million related to the sale of the Ontario natural gas-fired power plants, an after-tax loss of $133 million due to the sale of certain Columbia Midstream assets and an after-tax gain of $115 million related to the partial sale of Northern Courier. These specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings as we do not consider them to be reflective of our underlying operations.
Comparable EBITDA decreased by $50 million for the three months ended September 30, 2020 compared to the same period in 2019 primarily due to the net effect of the following:

•	decreased earnings from Liquids Pipelines as a result of lower uncontracted volumes on the Keystone Pipeline System and reduced contributions from liquids marketing activities

•
lower Power and Storage earnings mainly attributable to decreased Bruce Power results due to the planned removal from service of Unit 6 on January 17, 2020 for the Major Component Replacement (MCR) program and decreased Canadian Power earnings largely as a result of the sale of our Ontario natural gas-fired power plants on April 29, 2020

•
higher comparable EBITDA from Canadian Natural Gas Pipelines primarily due to the impact of increased NGTL System rate base earnings and flow-through depreciation from additional facilities placed in service as well as higher financial charges on the NGTL System, plus Coastal GasLink development fees, partially offset by lower flow-through income taxes on the NGTL System

•	lower operating costs in U.S. Natural Gas Pipelines on Columbia Gas and Columbia Gulf and increased earnings from ANR as a result of the sale of natural gas from certain gas storage facilities

•	increased Mexico Natural Gas Pipelines results mainly due to higher earnings from our investment in the Sur de Texas pipeline which was placed in service in September 2019

•	foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings in our U.S. and Mexico operations.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings decreased by $77 million or $0.09 per common share for the three months ended September 30, 2020 compared to the same period in 2019 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•	a decrease in Income tax expense mainly due to lower pre-tax earnings, a reduction in the Alberta corporate income tax rate and decreased flow-through income taxes on Canadian rate-regulated pipelines

•
lower Interest expense as a result of higher capitalized interest mainly related to Keystone XL, net of the impact of Napanee completing construction in first quarter 2020, and lower interest rates on reduced levels of short-term borrowings, partially offset by the effect of long-term debt issuances, net of maturities

•	higher depreciation largely in Canadian Natural Gas Pipelines and U.S. Natural Gas Pipelines reflecting new assets placed in service

•	lower AFUDC predominantly due to NGTL System expansions placed in service

•
lower Interest income and other primarily related to the peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture reflecting lower interest rates and the weakening of the Mexican peso in 2020.

Depreciation in Canadian Natural Gas Pipelines is recoverable in tolls on a flow-through basis as discussed in comparable EBITDA above, and therefore has no significant impact on comparable earnings. Similarly, the interest income and our share of the interest expense on the Sur de Texas inter-affiliate loans offset within each reporting period, resulting in no impact on comparable earnings. Comparable earnings per common share for the three months ended September 30, 2020 also reflects the dilutive impact of common shares issued under our DRP in 2019.
On March 11, 2020, the World Health Organization declared the novel coronavirus, or COVID-19, a global pandemic. Company business continuity plans are in place across our organization and we continue to effectively operate our assets, conduct commercial activities and execute on projects with a focus on health, safety and reliability. Our businesses are broadly considered essential in Canada, the United States and Mexico given the important role our infrastructure plays in providing energy to North American markets. We are confident that our robust continuity and business resumption plans for critical teams, including liquids and gas control as well as commercial and field operations, will continue to ensure the safe and reliable delivery of energy for our customers.

With approximately 95 per cent of our comparable EBITDA generated from rate-regulated assets and/or long-term contracts, we are largely insulated from the short-term volatility associated with fluctuations in volume throughput and commodity prices. Aside from the impact of maintenance activities and normal seasonal factors, to date we have not seen any pronounced changes in the utilization of our assets, with the exception of the Keystone Pipeline System which has experienced a reduction in uncontracted volumes that we expect to remain until market conditions rebalance and normalize. To date, we have not encountered any significant impacts on our supply chain. While it is too early to ascertain any long-term impact that COVID-19 may have on our capital program, directionally we have observed some slowdown of our construction activities and capital expenditures in 2020, largely due to permitting delays as regulators have been unable to process permits and conduct consultations in time frames that were originally anticipated. In March 2020, as a result of COVID-19 impacts, Bruce Power declared force majeure with respect to its Unit 6 MCR and certain Asset Management work. As the MCR and Asset Management activities continue to progress, the ultimate impact of the Unit 6 force majeure will depend on the extent and duration of the pandemic and their ability to implement mitigation measures.
The full extent and lasting impact of the COVID-19 pandemic on the global economy is as yet undetermined but to date has included extreme volatility in financial markets and commodity prices, a significant reduction in overall economic activity, widespread extended shutdowns of businesses and supply chain disruptions. The degree to which COVID-19 has a more pronounced longer-term impact on our operations and growth projects will depend on future developments, policies and actions, all of which remain highly uncertain.
Other notable recent developments include:
Canadian Natural Gas Pipelines:

•
Coastal GasLink: Field activity continues along the pipeline route with crews continuing to incorporate our COVID-19 guidelines for construction safety. Ongoing work activity includes construction of roads, bridges, worker accommodations, right of way grading and mainline mechanical construction with a majority of the required pipe supply already delivered to site.

The introduction of partners, utilization of dedicated project-level credit facilities, recovery of cash payments through construction for carrying charges on costs incurred and remuneration for costs paid to close of the sale are expected to substantially satisfy our funding requirements through project completion.
Although the project continues its review of an updated baseline of cost and schedule, we expect that project costs will rise compared to the previously disclosed estimate due to scope increases, permit delays and COVID-19 impacts; however, we do not expect our future equity contributions to increase significantly following the conclusion of this process.

•	NGTL System: In the nine months ended September 30, 2020, the NGTL System placed approximately $3.0 billion of capacity projects in service.
On February 19, 2020, the CER issued a report recommending that the Governor in Council (GIC) approve the 2021 NGTL System Expansion Program. The GIC approved the program on October 19, 2020 and the NGTL System plans to immediately progress construction activities in accordance with regulatory requirements. Compressor station field work is expected to begin in December 2020 with pipeline construction activities planned to commence in January 2021. Once facilities are placed in service, the 2021 NGTL System Expansion Program will provide 1.59 PJ/d (1.45 Bcf/d) of incremental system capacity underpinned by long-term receipt and delivery contracts, connecting incremental supply to growing intra-basin and export markets. In-service is expected through 2021, with all program components expected to be completed by April 2022.

On August 17, 2020, the CER approved the NGTL System's 2020-2024 Revenue Requirement Settlement negotiated with its customers and other interested parties. The settlement, effective January 1, 2020, maintains the equity return at 10.1 per cent on 40 per cent deemed common equity, provides the NGTL System with the opportunity to increase depreciation rates if tolls fall below projected levels and includes an incentive mechanism for certain operating costs where variances from projected amounts are shared between the NGTL System and its customers. It also includes a mechanism to review the settlement should tolls exceed a pre-determined level, without affecting the equity return.
U.S. Natural Gas Pipelines:

•
Wisconsin Access: On October 28, 2020, we approved the Wisconsin Access project that will replace, upgrade and modernize certain facilities while reducing emissions on a highly utilized segment of the ANR pipeline system. The enhanced facilities will improve reliability of the ANR pipeline system and also allow for additional contracted transportation services of approximately 77 TJ/d (72 MMcf/d) to be provided to utilities serving the Midwestern United States under long-term contracts. The anticipated in-service date of the combined project is in the second half of 2022 with estimated costs of US$0.2 billion.

•
Elwood Power Project/ANR Horsepower Replacement: On July 29, 2020, we approved the Elwood Power Project/ANR Horsepower Replacement that will replace, upgrade and modernize certain facilities while reducing emissions along a highly utilized section of the ANR pipeline system. The enhanced facilities will improve reliability of the ANR pipeline system and also allow for additional contracted transportation services of approximately 132 TJ/d (123 MMcf/d) to be provided to an existing power plant near Joliet, Illinois. The anticipated in-service date of the combined project is in the second half of 2022 with estimated costs of US$0.4 billion.

•
Columbia Gas Section 4 Rate Case: Columbia Gas filed a general Natural Gas Act Section 4 Rate Case with FERC on July 31, 2020 requesting an increase to Columbia Gas's maximum transportation rates expected to become effective February 1, 2021, subject to refund. The rate case continues to progress as expected, and we intend to pursue a collaborative process to reach a mutually beneficial outcome with our customers through settlement negotiations.

Mexico Natural Gas Pipelines:

•
Villa de Reyes: Villa de Reyes project construction is ongoing. The project has been delayed due to COVID-19 contingency measures which impeded our ability to obtain work authorizations as a result of government administrative closures. We expect to complete construction of Villa de Reyes in the first half of 2021.

Liquids Pipelines:

•
Keystone XL: On March 31, 2020, we announced that we would proceed with construction of Keystone XL, resulting in an expected additional investment of approximately US$8.0 billion. Construction commenced in April and the pipeline is expected to be placed into service in 2023.

As part of the funding plan, the Government of Alberta has agreed to invest approximately US$1.1 billion as equity in Keystone XL which substantially covers planned construction costs through the end of 2020. The remaining capital investment of approximately US$6.9 billion is expected to be financed through the combination of a US$4.2 billion project-level credit facility to be fully guaranteed by the Government of Alberta and a US$2.7 billion investment by us. Our remaining capital contribution is expected to be funded through a combination of internally generated cash flows, hybrid securities and common equity through the activation of our DRP in 2021 and 2022. Once the project is completed and placed into service, we expect to acquire the Government of Alberta's equity investment under agreed terms and conditions and to refinance borrowings under the US$4.2 billion credit facility in the debt capital markets.

Keystone XL is underpinned by new 20-year transportation service agreements which are expected to generate approximately US$1.3 billion of EBITDA on an annual basis. Subject to terms and conditions outlined in the agreements, 50 per cent of any differences between the estimated capital cost and final cost of Keystone XL are subject to a sharing mechanism and will be reflected in the pipeline tolls.
The Company continues to manage various legal and regulatory matters related to the project.
Power and Storage:

•
Bruce Power – Life Extension: In late March 2020, as a result of COVID-19 impacts, Bruce Power declared force majeure under its contract with the Independent Electricity System Operator. This force majeure notice covers the Unit 6 MCR and certain Asset Management work. On May 11, 2020, work on the Unit 6 MCR and Asset Management programs was restarted with additional prevention measures in place for worker safety related to COVID-19 and progress continuing on critical path activities. The impact of the force majeure will ultimately depend on the extent and duration of disruptions resulting from the pandemic and their ability to implement mitigation measures.

On October 1, 2020, the Unit 6 MCR project achieved a major milestone with the completion of the preparation phase and the commencement of the Fuel Channel and Feeder Replacement Program. Operations on the remaining units continues as normal with scheduled outages on Units 3, 4 and 5 successfully completed in second quarter 2020 and the Unit 8 outage, currently underway, is progressing as expected.
Corporate:

•
Retirement of our President and CEO, Russ Girling: On September 21, 2020, we announced the retirement of Russ Girling as President and CEO of TC Energy and from our Board of Directors effective December 31, 2020. François Poirier, currently Chief Operating Officer and President, Power & Storage, will succeed Mr. Girling as President and CEO and will join the Board on January 1, 2021. Mr. Girling will assist Mr. Poirier with the transition through February 28, 2021.

•
Common share dividend: Our Board of Directors declared a quarterly dividend of $0.81 per common share for the quarter ending December 31, 2020. The quarterly amount is equivalent to $3.24 per common share on an annualized basis.

•
Proposed acquisition of common units of TC PipeLines, LP: On October 5, 2020, we announced a non-binding offer to acquire all of the publicly-held outstanding common units of our master limited partnership, TC PipeLines, LP, in exchange for TC Energy common shares. Under the proposal, TC PipeLines, LP common unitholders would receive 0.65 common shares of TC Energy for each issued and outstanding publicly-held TC PipeLines, LP common unit. The proposed exchange ratio reflected a value for all the publicly held common units of TC PipeLines, LP of approximately US$1.48 billion, or 35.2 million TC Energy common shares based on the price of our common shares on October 2, 2020. The transaction is subject to the review and favourable recommendation by an independent conflicts committee of the Board of Directors of the general partner of TC PipeLines, LP (the TC PipeLines, LP Board), approvals by the TC PipeLines, LP Board and the TC Energy Board of Directors, along with the holders of a majority of the outstanding common units of TC PipeLines, LP, as well as customary regulatory approvals.

Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, October 29, 2020 to discuss our third quarter 2020 financial results. Russ Girling, President and Chief Executive Officer, Don Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer, François Poirier, Chief Operating Officer and President, Power & Storage along with other members of the executive leadership team will discuss TC Energy's financial results and Company developments at 9:00 a.m. MDT / 11:00 a.m. EDT.
Members of the investment community and other interested parties are invited to participate by calling 1.855.327.6838. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/10883.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on November 5, 2020. Please call 1.855.669.9658 and enter pass code 5322.
The unaudited interim condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's most recent Quarterly Report to Shareholders.

Media Inquiries:
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403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
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403.920.7911 or 800.361.6522